U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


                    General Form for Registration of Securities
                              of Small Business Issuers
                            Under Section 12(b) or (g) of
                        the Securities Exchange Act of 1934


                      TUNLAW INTERNATIONAL CORPORATION
                        -----------------------------
                       (Name of Small Business Issuer)



            Nevada                                   52-2031541
--------------------------------        --------------------------------------
(State or Other Jurisdiction of        (I.R.S. Employer Identification Number)
Incorporation or Organization)


                   1504 R Street, N.W., Washington, D.C. 20009
            ------------------------------------------------------------
              (Address of Principal Executive Offices including Zip Code)


                                  202/387-5400
                                 _____________

                          (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:  None


Securities to be Registered Under Section 12(g) of the Act:

                         Common Stock, $.0001 Par Value
                                (Title of Class)

                                 PART I

ITEM 1.  BUSINESS.

     Tunlaw International Corporation (the "Company"), was incorporated on March 27, 1997 under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholder, the Company has not commenced any operational activities. As such the Company can be defined as a "shell" company, whose purpose is to locate and consummate a merger or acquisition with another entity.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

     The Company will attempt to locate and negotiate with a business entity for the merger of that target business into the Company. In certain instances, a target business may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target business.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     * the ability to use registered securities to make acquisition of assets or businesses;

     *         increased visibility;

     *         the facilitation of borrowing from financial institutions;

     *         improved trading efficiency;

     *         shareholder liquidity;

     *         greater ease in subsequently raising capital;

     *         compensation of key employees through stock options;

     *         enhanced corporate image;

     *         a presence in the United States capital market.

     A business entity, if any, which may be interested in a business combination with the Company may include the following:

     * a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

     * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

     * a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

     * a foreign company which may wish an initial entry into the United States securities market;

     * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

     * a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target business will normally involve the transfer to the target business of the majority of common stock of the Company, and the substitution by the target business of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target business.

     The proposed business activities described herein classify the Company as a "blank check" company. SEE "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that such shareholder will not sell or otherwise transfer its shares of the Company's common stock except in connection with or following completion of a merger or acquisition and the Company is no longer classified as a blank check company. The shareholder has deposited such shareholder's respective stock certificate with the Company's management, who will not release the respective certificates except in connection with or following the completion of a merger or acquisition.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

     The Company's business is subject to numerous risk factors, including the following:

     NO OPERATING HISTORY OR REVENUE AND MINIMAL
ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     SPECULATIVE NATURE OF COMPANY'S PROPOSED
OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the target company and numerous other factors beyond the Company's control.

     SCARCITY OF AND COMPETITION FOR BUSINESS
OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER
TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION.
The Company has no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a business entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     CONTINUED MANAGEMENT CONTROL, LIMITED TIME
AVAILABILITY. While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

     CONFLICTS OF INTEREST - GENERAL. The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE
OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS
OF INTEREST."

     REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE
ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     LACK OF MARKET RESEARCH OR MARKETING
ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     REGULATION. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs . The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by it, and to resign as a member of the Board of Directors and an officer of the Company. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     REDUCTION OF PERCENTAGE SHARE OWNERSHIP
FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, would result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholder of the Company and would most likely result in a change in control or management of the Company.

     ASPECTS OF BLANK CHECK OFFERING. The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on terms satisfactory to the Company.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY
DISQUALIFY BUSINESS OPPORTUNITIES.  Management of the
Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements.

     In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2.  PLAN OF OPERATION

     The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. The Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

     Pierce Mill Associates, the principal shareholder of the Company, anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide
Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Any such solicitation will be at the expense of Pierce Mill Associates. Pierce Mill Associates pays referral fees to consultants and others who refer target businesses for mergers into blank check companies in which Pierce Mill Associates has an interest. Payments are made if a merger occurs, and may consist of cash or a portion of the stock in the Company retained by Pierce Mill, or both.

     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting approximately 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS."

     Management is currently involved with other blank check companies, and is involved in creating additional blank check companies similar to this one. In addition, the Company's officer and director expects, in the future, to become involved with other companies which have a business purpose similar to that of the Company. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target business. Management anticipates that target businesses will be located for the Company and other blank check companies, in chronological order of the date of formation of such blank check companies. However, other blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS -
CURRENT BLANK CHECK COMPANY ACTIVITIES".

     The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 12, INDEMNIFICATION OF DIRECTORS AND OFFICERS."

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL
STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholder of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, and providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The officer and director of the Company has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management will meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a Target Business, will rely upon its own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has limited cash assets with which to pay such obligation.

     If Management did determine to utilize the services of a consultant in the selection of a Target Business, such consultant would likely be used to supplement the business experience of Management, such as accountants, technical experts, appraisers, attorneys, or others. Management would recommend the use of a consultant based on the type of Target Business sought, the form and amount of compensation required by the consultant, the years such consultant had been in business and rate of success in matching Target Businesses with acquiring companies. If a consultant were used, Management would expect that any such consultant would provide the Company with a selection of Target Businesses, would provide due diligence assistance for study of the Target Business, would assist in negotiating the terms of a Business Combination, and would serve to facilitate the negotiation process. More than one consultant could be used in locating a Target Business.

     The Company has no agreements or understandings with any consultant to provide public relations or any other services and does not intend to have any such relationship prior to acquisition of a Target Business. If requested by a Target Business, Management can recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants.

     A potential Target Business may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any Business Combination. Additionally, a particular Target Business may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such pre-existing agreements of Target Businesses for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the Company's selection of a Target Business.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.
However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present Management and shareholder of the Company will no longer be in control of the Company. In addition, the Company's director may, as part of the terms of an acquisition or merger transaction, resign and be replaced by new directors or may sell his stock in the Company.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities.
The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a Target Business, Management expects to focus on the percentage of the Company which such Target Business shareholders would acquire in exchange for their shareholdings in the Target Business. Depending upon, among other things, the Target Business's assets and liabilities, the Company's shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition.
The percentage ownership may be subject to significant reduction in the event the Company acquires a Target Business with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     The Company's sole shareholder has agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount such shareholder will advance to the Company. The Company will not borrow any funds for the purpose of repaying advances made by such shareholder, and the Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, shareholder or his affiliates or associates serve as officer or director or hold any ownership interest.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Pierce Mill Associates, Inc. at no cost to the Company and the Company expects this arrangement to continue until the Company completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.

     The following table sets forth, as of December 31, 1997, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock and the director and officer of the Company. Except as noted, the holder thereof has sole voting and investment power with respect to the shares shown.


Name and Address                  Amount of Beneficial       Percent of
of Beneficial Owner               Ownership                  Class
------------------------          ------------------         -------------------

Pierce Mill Associates, Inc.(1)    5,000,000                 100%
1504 R Street, N.W.
Washington, D.C. 20009

James M. Cassidy(2)                5,000,000                100%
1504 R Street, N.W.
Washington, D.C. 20009

All Executive Officers and
Directors as a Group
(1 Person)                         5,000,000                 100%


(1) Since Pierce Mill Associates has fewer than 100 shareholders and is not making and does not intend to make a public offering of its securities, Management believes that it is not deemed to be an investment company by virtue of an exemption provided under the Investment Company Act of 1940, as amended.

(1) Mr. Cassidy owns 100% of Pierce Mill Associates and is therefore considered the beneficial owner of the 5,000,000 shares of common stock owned by it.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
CONTROL PERSONS.

     The Directors and Officers of the Company are as follows:

          Name                 Age            Positions and Offices Held
      -----------------        ---            -------------------------------
     James M. Cassidy          62             President, Secretary,
                                              Director

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of or will act at the direction of any other person.

     Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

     James Michael Cassidy, Esq., J.D., LL.M., received a Bachelor of Science in Languages and Linguistics from Georgetown University in 1960, a Bachelor of Laws from The Catholic University School of Law in 1963, and a Master of Laws in Taxation from The Georgetown University School of Law in 1968. From 1963-1964, Mr. Cassidy was law clerk to the Honorable Inzer B. Wyatt of the United States District Court for the Southern District of New York. From 1964-1965, Mr. Cassidy was law clerk to the Honorable Wilbur K. Miller of the United States Court of Appeals for the District of Columbia. From 1969-1975, Mr. Cassidy was an associate of the law firm of Kieffer & Moroney and a principal in the law firm of Kieffer & Cassidy, Washington, D.C. From 1975 to date, Mr. Cassidy has been a principal in the law firm of Cassidy & Associates, Washington, D.C. and its predecessors, specializing in securities law and related corporate and federal taxation matters. Mr. Cassidy is a member of the bar of the District of Columbia and is admitted to practice before the United States Tax Court and the United States Supreme Court.

PREVIOUS BLANK-CHECK COMPANIES

     In 1988, management was involved in two blank check offerings. Mr. Cassidy was vice president, a director and a shareholder of First Agate Capital Corporation and Consolidated Financial Corporation. First Agate Capital Corporation is no longer a public company and has had no activity since 1991. Consolidated Financial Corporation was transferred to new management in 1990. As part of such transaction, Mr. Cassidy transferred his shares and did not continue as an officer or director. New management effected the merger of Consolidated Financial Corporation with A.B.E Industrial Holdings in June, 1991.

CURRENT BLANK CHECK COMPANIES

     Mr. Cassidy is the president, sole director and a beneficial shareholder of Sheffield Acquisitions, Inc., Aberdeen Acquisitions Corporation and Chatsworth Acquisitions Corporation. Until December 30, 1997, Mr.
Cassidy was the sole director and beneficial shareholder of Corcoran Technologies Corporation. Sheffield Acquisitions, Inc. has filed a registration statement on Form S-1 under the Securities Act and Corcoran Technologies Corporation, Aberdeen Acquisitions Corporation and
Chatsworth Acquisitions Corporation filed registration statements on Forms 10-SB under the Exchange Act. The initial business purpose of each of these companies was to engage in a merger or acquisition with an unidentified company or companies and each will be classified as a blank check company until completion of a business acquisition.

     Mr. Cassidy anticipates being involved with additional blank check companies filed under the Securities Act or under the Exchange Act.

Recent Transactions by Blank Check Companies

     On December 30, 1997, Prime Management, Inc., a California corporation, merged with and into Corcoran Technologies Corporation.
Prime Management, Inc. is an operating transportation company with expected 1997 revenues of approximately $16,000,000 which has two wholly-owned subsidiaries, Mid-Cal Express, a long-haul trucking company hauling shipments of general commodities, including temperature-sensitive goods, in both intrastate and interstate commerce and Mid-Cal Logistics, a freight brokerage company. Pursuant to the merger, Corcoran Technologies Corporation changed its name to Prime Companies, Inc. Corcoran Technologies Corporation has filed a Form 8-K with the Securities and Exchange Commission describing the merger in greater detail.

CONFLICTS OF INTEREST

     The Company's officer and director has organized and expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target business. It is anticipated that target businesses will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

     Mr. Cassidy, the president and director of the Company, is the sole shareholder of Pierce Mill which is, in turn, the sole shareholder of the Company. Mr. Cassidy will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target business which may result in terms providing benefits to Mr. Cassidy.

     Mr. Cassidy is the principal of Cassidy & Associates, a law firm located in Washington, D.C. As such, demands may be placed on the time of Mr. Cassidy which would detract from the amount of time he is able to devote to the Company. Mr. Cassidy intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Cassidy would not attend to other matters prior to those of the Company. Mr. Cassidy projects that initially approximately ten hours per month of his time may be spent locating a target business which amount of time would increase when the analysis of, and negotiations and consummation with, a target business are conducted.

     The terms of business combination may include such terms as Mr. Cassidy remaining a director or officer of the Company and/or the continuing securities or other legal work of the Company being handled by the law firm of which Mr. Cassidy is the principal. The terms of a business combination may provide for a payment by cash or otherwise to Pierce Mill for the purchase of its Common Stock by a target business. Mr. Cassidy would directly benefit from such employment or payment.
Such benefits may influence Mr. Cassidy's choice of a target business.

     Management owns 100% of Pierce Mill which, in turn, owns 5,000,000 shares of the shares of common stock of the Company. Mr. Cassidy is the sole shareholder of Pierce Mill and is therefore considered the beneficial owner of the 5,000,000 shares of the Common Stock owned by Pierce Mill. Pierce Mill Associates is a private company whose function is to form and market blank check companies.

     No other securities, or rights to securities, of the Company will be issued to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some of the 5,000,000 shares of Common Stock owned by Pierce Mill will be purchased by the target business. The amount of Common Stock sold or continued to be owned by Pierce Mill cannot be determined at this time.

     Management may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target business to the Company where that reference results in a business combination. The amount of any finder's will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to the management or promoters of the Company, or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

     The Company's officer and director, or promoters, or their affiliates or associates have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company, or any affiliates or associates have any interest, direct or indirect.

     Pierce Mill anticipates that it will actively negotiate the purchase of a portion of its 5,000,000 shares of Common Stock by a target business, and anticipates that a target business will purchase a part of its Common Stock.

     Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management or promoters or their affiliates or associates:

     (i)     Any lending by the Company to such persons;

     (ii) The issuance of any additional securities to such persons prior to a business combination;

     (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or

     (iv)     The payment of any finder's fees to such persons.

     These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions would require the approval
of the Board of Directors.   Management does not intend to propose any
such action and does not anticipate that any such action will occur.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment
Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company's officer and director does not receive any compensation for his services rendered to the Company, nor has he received such compensation in the past. As of the date of this registration statement, the Company has no funds available to pay the officer and director. Further, the officer and director is not accruing any compensation pursuant to any agreement with the Company.

     The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company. See "CONFLICTS OF INTEREST".

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.

     On June 26, 1997, the Company issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash:

                             NUMBER OF              TOTAL
NAME                         SHARES                 CONSIDERATION
----------------             ----------------       --------------
Pierce Mill                  5,000,000              $500
  Associates, Inc.

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director or shareholder or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed.

     The proposed business activities described herein classify the Company as a "blank check" company. SEE "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that such shareholder shall not sell such shareholder's respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a blank check company. The shareholder has placed the respective stock certificate with the Company which will not release the certificates until such time as a merger or acquisition has been successfully consummated.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.0001 per share, and 10,000,000 shares of Preferred Stock, par value $.0001 per share. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.
COMMON STOCK

     Holders of Common Stock will be entitled to one vote per share with respect to all matters required by law to be submitted to holders of Common Stock. The Common Stock will not have cumulative voting rights. The Certificate provides that any action required to be taken or that may be taken at an annual or special meeting of stockholders may be taken by written consent in lieu of a meeting of stockholders.

     Subject to the prior rights of holders of Preferred Stock, if any, holders of the Common Stock will be entitled to receive such dividends as may be lawfully declared by the Board of Directors. Upon any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of the Common Stock are entitled to share ratably in all assets remaining after the liquidation payments have been made on all outstanding shares of Preferred Stock, if any.

     The Common Stock will not have any preemptive, subscription or conversion rights. The Board of Directors has the authority to issue additional shares of Common Stock.

     The shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that such shareholder shall not sell such shareholder's respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a blank check company. The shareholder has placed the respective stock certificate with the Company which will not release the certificates until such time as a merger or acquisition has been successfully consummated.

     The Company believes that the Board of Directors' ability to issue additional shares of Common Stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs that might arise. The authorized but unissued shares of Common Stock will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or market on which the Common Stock may then be listed or traded.

PREFERRED STOCK

      The Company is authorized to issue up to 10,000,000 shares of Preferred Stock without further stockholder approval. The shares of Preferred Stock may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors.

     Among the specific matters that may be determined by the Board of Directors are dividend rights, if any, redemption rights, if any, the terms of a sinking or purchase fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

     The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any Preferred Stock.

DIVIDENDS

     The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.


                                              GLOSSARY

"Blank Check" Company                As defined in Section 7(b)(3) of the
                                     Securities Act, a "blank check" company
                                     is a development stage company that has
                                     no specific business plan or purpose or
                                     has indicated that its business plan is
                                     to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

The Company                          Tunlaw International Corporation, the
                                     company whose common stock is the
                                     subject of this registration statement.

Exchange Act                         The Securities Exchange Act of 1934,
                                     as amended.

"Penny Stock" Security               As defined in Rule 3a51-1 of the
                                     Exchange Act, a "penny stock" security
                                     is any equity security other than a
                                     security (i) that is a reported security
                                     (ii) that is issued by an investment
                                     company (iii) that is a put or call issued by the Option Clearing Corporation;
                                     (iv) that has a price of $5.00 or more
                                     (except for purposes of Rule 419 of the
                                     Securities Act); (v) that is registered on a national securities exchange; (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied; or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Pierce Mill Associates               Pierce Mill Associates, Inc., a private
                                     company owned by management of the
                                     Company. Pierce Mill has purchased
                                     5,000,000 shares of
                                     the Company's common stock.

Securities Act                       The Securities Act of 1933, as amended.

Small Business Issuer                As defined in Rule 12b-2 of the
                                     Exchange Act, a "Small Business
                                     Issuer" is an entity (i) which has
                                     revenues of less than $25,000,000 (ii)
                                     whose public float (the outstanding
                                     securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment
                                     Company and (v) if a majority-owned
                                     subsidiary, whose parent corporation is
                                     also a small business issuer.

                             PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) MARKET PRICE. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers the Nasdaq Stock Market, has recently announced changes in the criteria for initial and continued eligibility for listing on the Nasdaq Stock Market. In order to qualify for listing on the Nasdaq
SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     There can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on the Nasdaq SmallCap Market or a national or regional exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification may result in the discontinuance of the inclusion of the Company's securities. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market.
As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b)  HOLDERS.  There is one (1) holder of the Company's Common
Stock.  On June 28, 1997, the Company issued 5,000,000 of its Common
Shares to this person for cash at $.0001 per share for a total price of $500. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by
Section 3(b) of the Securities Act of 1933 and Rule 504 promulgated thereunder.

     (c) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
     During the past three years, the Company has sold securities which were not registered as follows:

                                          NUMBER OF
DATE            NAME                      SHARES               CONSIDERATION

June 28,        Pierce Mill               5,000,000            $500
 1997           Associates, Inc.(1)
_______

(1) Mr. Cassidy, the president and sole director of the Company, is the sole director and shareholder of Pierce Mill Associates, Inc. and the beneficial owner of such shares.

     With respect to the sales made, the Company relied on Section 3(b) of the Securities Act of 1933, as amended and Rule 504 promulgated thereunder.

     The shareholder of the Company has executed and delivered a "lock-up" letter agreement which provides that such shareholder shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, the shareholder has placed its stock certificates with the Company. Any liquidation by the shareholder after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

          "1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

          4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

               (a)  By the stockholders;

               (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

               (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

               (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

          5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

          6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

       (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

       (c) The Company's Articles of Incorporation provides that "the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time."

                                  PART III

ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT
NUMBER             DESCRIPTION                             LOCATION
--------           ------------                           -------------

(2)                Articles of Incorporation and By-laws:

   2.1**               Articles of Incorporation

   2.2**               By-laws

(3)                 Instruments Defining the Rights of Holders:

   3.1 *            Lock-up Agreements

(10)(a)             Consents - Experts:

  10.1 *               Consent of Accountants

____

*    filed herewith.
**   Previously filed.

                               PART F/S

FINANCIAL STATEMENTS.

     Attached are audited financial statements for the Company for the period ended September 30, 1997. The following financial statements are attached to this report and filed as a part thereof.

1) Table of Contents - Financial Statements
2) Report of Independent Certified Public Accountants
3) Balance Sheet
4) Stockholders' Equity

                                    INDEX TO FINANCIAL STATEMENTS

                                  TUNLAW INTERNATIONAL CORPORATION
                                    (A Development Stage Company)


                                        FINANCIAL STATEMENTS

                                                with

                         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Report of Independent Certified Public Accountants                 F-2

Financial Statements:


     Assets                                                         F-3
     Stockholders' Equity                                           F-3

                                           JOHN P. MACLEAN
                                     CERTIFIED PUBLIC ACCOUNTANT

                                         15701 Alameda Drive
                                        Bowie, Maryland 20716
                                            301/249-4900
                                          FAX  301/249-9296

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Tunlaw International Corporation

     I have audited the accompanying Balance Sheet of Tunlaw International Corporation as of September 30, 1997. This financial statement is the responsibility of Tunlaw International Corporation's management. My responsibility is to express an opinion on this financial statement based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statement referred to above presents fairly, in all materials respects, the financial position of Tunlaw International Corporation as of September 30, 1997, in conformity with generally accepted accounting principles.


/s/ John P. MacLean, CPA, CFP
September 30, 1997

                                  TUNLAW INTERNATIONAL CORPORATION

                                            Balance Sheet
                                         September 30, 1997


     ASSETS

     Cash                                             $1,000

               Total assets                                     $1,000


     Shareholder Equity

     Common Stock (5,000,000 shares
          $.0001 par value                              500
     Additional paid in capital                         500


          Total Equity                                          1,000

                               NOTES TO FINANCIAL STATEMENT


     A summary of the significant accounting policies consistently applied in the preparation of the financial statement follows:

     (A) DESCRIPTION OF BUSINESS.  The Company was organized on
March 24, 1997 for the purpose of engaging in any lawful business. The Company is in the development stage and operations have not commenced. The Company has selected the calendar year as its fiscal year.

     (B) COMMON STOCK ISSUED.  The Company has authorized
50,000,000 shares of Common Stock having a par value of $.0001 per share and 10,000,000 shares of preferred stock having a par value $.0001 per share. As of September 30, 1997, 5,000,000 shares of Common Stock had been issued and were outstanding.

     (C) As of September 30, 1997, no shareholders, officers, directors or other related parties had incurred costs on behalf of the Company to be repaid or refunded by the Company.

                                     SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment #1 to its registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                           TUNLAW INTERNATIONAL CORPORATION


                                           By: /s/ James M. Cassidy
                                               James M. Cassidy



February 11, 1998